SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Omniture, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68212S109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 68212S109	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Hummer Winblad Venture Partners V, L.P. (“HWVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,831,058 shares, except that Hummer Winblad Equity Partners V, L.L.C. (“HWEP V”), the general partner of HWVP V, may be deemed to have sole power to vote these shares, and John Hummer (“Hummer”), Ann L. Winblad (“Winblad”), Mark Gorenberg (“Gorenberg”), Mitchell Kertzman (“Kertzman”) and Douglas Hickey (“Hickey”), the managing members of HWEP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,831,058 shares, except that HWEP V, the general partner of HWVP V, may be deemed to have sole power to dispose of these shares, and Hummer, Winblad, Gorenberg, Kertzman and Hickey, the managing members of HWEP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 68212S109	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Hummer Winblad Venture Partners V-A, L.P. (“HWVP V-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER – 0 –
	7	SOLE DISPOSITIVE POWER – 0 –
	8	SHARED DISPOSITIVE POWER – 0 –
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 –
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 68212S109	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Hummer Winblad Equity Partners V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V, the general partner of HWVP V, may be deemed to have sole power to vote these shares, and Hummer, Winblad, Gorenberg, Kertzman and Hickey, the managing members of HWEP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V, the general partner of HWVP V, may be deemed to have sole power to dispose of these shares, and Hummer, Winblad, Gorenberg, Kertzman and Hickey, the managing members of HWEP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 68212S109	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John Hummer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 420,987 shares.
6

SHARED VOTING POWER

3,831,058 shares all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Hummer, a managing member of HWEP V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 420,987 shares.
8

SHARED DISPOSITIVE POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Hummer, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,252,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ann L. Winblad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 93,294 shares.
6

SHARED VOTING POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Winblad, a managing member of HWEP V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 93,294 shares.
8

SHARED DISPOSITIVE POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Winblad, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,924,352
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 7 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mark Gorenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 123,594 shares.
6

SHARED VOTING POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Gorenberg, a managing member of HWEP V,  may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 123,594 shares.
8

SHARED DISPOSITIVE POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Gorenberg, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,954,652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 8 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mitchell Kertzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Kertzman, a managing member of HWEP V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Kertzman, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 9 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Douglas Hickey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Hickey, a managing member of HWEP V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

3,831,058 shares, all of which are directly owned by HWVP V.  HWEP V is the general partner of HWVP V, and Hickey, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 10 of 13

This Amendment No. 2 (this “Amendment”) amends the Statement on Schedule 13G previously filed by Hummer Winblad Venture Partners V, L.P., a Delaware limited partnership, Hummer Winblad Venture Partners V-A, L.P., a Delaware limited partnership, Hummer Winblad Equity Partners V, L.L.C., a Delaware limited liability company, and John Hummer, Ann L. Winblad, Mark Gorenberg, Mitchell Kertzman and Douglas Hickey.  Only those items as to which there has been a change are included in this Amendment No. 2.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 68212S109	13 G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008

Hummer Winblad Venture Partners V, L.P.

By Hummer Winblad Equity Partners V, L.L.C.

Its General Partner

Hummer Winblad Venture Partners V-A, L.P.

By Hummer Winblad Equity Partners V, L.L.C.

Its General Partner

/s/ Todd Forrest

Todd Forrest

Attorney-In-Fact*

John Hummer

Ann L. Winblad

Mark Gorenberg

Mitchell Kertzman

Douglas Hickey

/s/ Todd Forrest

Todd Forrest

Attorney-In-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 68212S109	13 G	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 68212S109	13 G	Page 13 of 13

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Omniture, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.